PRICING SUPPLEMENT NO. 191NN Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-137902 Dated October 15, 2007
Bearish Autocallable Optimization Securities with Contingent Protection Linked to the PHLX Housing SectorSM Index
Tactical Solution for Flat or Bearish Markets

Deutsche Bank AG, London Branch

$15,121,310 Securities Linked to the PHLX Housing SectorSM Index due October 23, 2008

Investment Description

Bearish Autocallable Optimization Securities with Contingent Protection Linked to the PHLX Housing SectorSM Index (the “Securities”) are designed for investors who want to express a bearish view of the U.S. housing construction industry through an investment linked to the PHLX Housing SectorSM Index (the “Index”). If the Index is at or below the Index Starting Level on any quarterly Observation Date, the Securities will be called for an annualized return of 35.20%. If the Securities are not called, at maturity you will receive your initial investment, unless the Index closes above the Trigger Level on any trading day during the Observation Period, in which case you will receive a payment equal to the security face amount reduced by a percentage equal to the positive Index Return, up to 100%. You must be willing to risk losing up to 100% of your initial investment.

Features

❑

Positive Call Return in Flat or Bearish Markets—The Securities will be called and you will receive a positive return on your investment if the closing level of the Index on any Observation Date is at or below the Index Starting Level.

❑

Contingent Protection of Your Initial Investment—If the Securities are not called, at maturity the contingent protection feature protects your initial investment if the Index never closed above the Trigger Level.

❑

Express a Bearish View of the U.S. Housing Construction Industry—The Securities are inversely linked to the Index, which currently comprises 20 companies involved in the U.S. housing construction industry. The Index composition encompasses residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers.

Key Dates

Trade Date	October 15, 2007

Settlement Date[1]	October 18, 2007

Final Valuation Date[1]	October 20, 2008

Maturity Date[1]	October 23, 2008

[1]	Subject to postponement in the event of a market disruption event and as described under “Description of Securities—Payment at Maturity” in the accompanying product supplement NN.

Security Offering

We are offering Bearish Autocallable Optimization Securities with Contingent Protection Linked to the PHLX Housing SectorSM Index. The Securities are our senior unsecured obligations and are offered at a minimum investment of $1,000.

See “Additional Terms Specific to the Securities” in this pricing supplement. The Securities will have the terms specified in the prospectus dated October 10, 2006, the prospectus supplement dated November 13, 2006, product supplement NN dated September 27, 2007, underlying supplement no. 9 dated September 26, 2007 and this pricing supplement. See “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement NN for risks related to investing in the Securities.

Deutsche Bank AG has filed a registration statement (including the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, product supplement NN dated September 27, 2007 and underlying supplement no. 9 dated September 26, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest in the Securities, you should read these documents and any other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001159508. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying prospectus, the prospectus supplement, product supplement NN and underlying supplement no. 9. Any representation to the contrary is a criminal offense. The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Security	$10.00	$0.125	$9.875

Total	$15,121,310.00	$189,016.38	$14,932,293.62

(1) For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this pricing supplement.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$15,121,310.00	$464.22

UBS Financial Services Inc.	Deutsche Bank Securities

Additional Terms Specific to the Securities

You should read this pricing supplement, together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which the Securities are a part, and the more detailed information contained in product supplement NN dated September 27, 2007 and underlying supplement no. 9 dated September 26, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Underlying supplement No. 9 dated September 26, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507208199/d424b21.pdf

♦	Product supplement NN dated September 27, 2007:

http://www.sec.gov/Archives/edgar/data/1159508/000119312507208541/d424b21.pdf

♦	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

♦	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

References to “Deutsche Bank AG,” “we,” “our” and “us” refer to Deutsche Bank AG, including, as the context requires, acting through one of its branches. In this pricing supplement, “Securities” refers to the Bearish Autocallable Optimization Securities with Contingent Protection Linked to the PHLX Housing SectorSM Index that are offered hereby, unless the context otherwise requires.

This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

Investor Suitability

The Securities may be suitable for you if, among other considerations:

♦	You believe the Index will not close above the Trigger Level on any trading day during the Observation Period

♦	You believe that the Index will close at or below the Index Starting Level on at least one Observation Date (including on the Final Valuation Date)

♦	You are willing and able to hold Securities that will be called on any Observation Date on which the Index closes at or below the Index Starting Level or otherwise to hold the Securities to maturity

♦	You do not seek an investment for which there is an active secondary market

♦	You do not seek current income from this investment

♦	You believe the level of the PHLX Housing SectorSM Index will be flat or decrease during the term of the Securities

The Securities may not be suitable for you if, among other considerations:

♦	You believe the Index will close above the Trigger Level on any trading day during the Observation Period and that at maturity the Index Return will be positive

♦	You believe stock prices of companies involved in the U.S. housing construction industry will increase during the Observation Period

♦	You seek an investment that offers 100% protection of your initial investment

♦	You are not willing to make an investment in which you could lose up to 100% of your initial investment

♦	You seek an investment for which there will be an active secondary market

♦	You seek an investment whose return is not limited to the pre-specified Return on Call Date, a total return based upon an annualized return of 35.20%

♦

You are unwilling or unable to hold Securities that will be called on any Observation Date on which the Index closes at or below the Index Starting Level or otherwise to hold the Securities to maturity

♦	You prefer the lower risk of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investment

Final Terms

Issuer	Deutsche Bank AG, London Branch (Aa1)[1]

Issue Price	$10.00 per Security

Term	1 year

Underlying Index	PHLX Housing SectorSM Index

Call Feature	The Securities will be called if the closing level of the Index on any Observation Date is at or below the Index Starting Level.

Observation Dates

January 22, 2008, April 21, 2008, July 21, 2008 and the Final Valuation Date, subject to postponement in the event of a market disruption event and as described under “Description of Securities—Call Feature” in accompanying product supplement NN

Call Settlement Dates	Three business days following the relevant Observation Date

Return on Call Date

If the Securities are called, investors will receive a cash payment per $10.00 Security face amount equal to the Call Price for the applicable Observation Date. The Return on Call Date will be based upon an annualized return of 35.20%.

	Observation Date	Return on Call Date	Call Price (per $10.00 Security face amount)

	January 22, 2008	8.80%	$10.88
	April 21, 2008	17.60%	$11.76
	July 21, 2008	26.40%	$12.64
	October 20, 2008 (Final Valuation Date)	35.20%	$13.52

Payment at Maturity (per $10.00)

If the Securities are not called and the Index never closes above the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to $10.00 per $10.00 Security face amount.

If the Securities are not called and the Index closes above the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to the greater of zero and:

$10.00 x (1 – Index Return);

In this case, you may lose some or, if the Index Return equals or exceeds 1 (i.e., 100%), all of your initial investment.

Index Return	Index Ending Level – Index Starting Level Index Starting Level

Trigger Level	140.0% of the Index Starting Level

Observation Period	The period commencing on (and including) the Trade Date and ending on (and including) the Final Valuation Date

Index Starting Level	163.19

Index Ending Level	The closing level of Index on the Final Valuation Date.

CUSIP	25153Q 75 7

ISIN	US25153Q7575

Determining Payment Upon a Call or Maturity

1 Moody’s Investors Service Ltd has assigned a rating of Aa1 to notes, such as the Securities offered hereby, issued by Deutsche Bank AG’s Global Notes Program, Series A. A credit rating is not a recommendation to buy, sell or hold securities, and may be subject to revision at any time by the assigning rating agency.

Scenario Analysis and Hypothetical Examples of Payment at Maturity

The following examples assume an Index Starting Level of 163.19, a Return on Call Date of 35.20% per annum and a Trigger Level of 228.47 (140% of the Index Starting Level).

Example 1: Securities are Called 9 Months after Trade Date

Observation Date	Index Level	Result
January 22, 2008	180.40	Above the Index Starting Level, Securities NOT Called
April 21, 2008	173.42	Above the Index Starting Level, Securities NOT Called
July 21, 2008	160.35	Below the Index Starting Level, Securities are Called
Call Price (per $10.00)		$12.64 (based on Return on Call Date of 35.20% per annum)

Example 2: Securities are Called on the Final Valuation Date

Observation Date	Index Level	Result
January 22, 2008	190.25	Above the Index Starting Level, Securities NOT Called
April 21, 2008	234.81	Above the Index Starting Level and Trigger Level, Securities NOT Called
July 21, 2008	173.42	Above the Index Starting Level, Securities NOT Called
October 20, 2008 (Final Valuation Date)	160.35	Below the Index Starting Level, Securities are Called
Call Price (per $10.00)		$13.52 (based on Return on Call Date of 35.20% per annum)

Example 3: Securities are NOT Called and the Index never closes above the Trigger Level on any trading day during the Observation Period

Observation Date	Index Level	Result
January 22, 2008	173.42	Above the Index Starting Level, Securities NOT Called
April 21, 2008	180.40	Above the Index Starting Level, Securities NOT Called
July 21, 2008	190.25	Above the Index Starting Level, Securities NOT Called
October 20, 2008 (Final Valuation Date)	170.80	Above the Index Starting Level, Securities NOT Called
Payment at Maturity (per $10.00)		$10.00

Example 4: Securities are NOT Called and the Index closes above the Trigger Level on one or more trading days during the Observation Period

Observation Date	Index Level	Result
January 22, 2008	173.42	Above the Index Starting Level, Securities NOT Called
April 21, 2008	190.25	Above the Index Starting Level, Securities NOT Called
July 21, 2008	234.81	Above the Index Starting Level and Trigger Level, Securities NOT Called
October 20, 2008 (Final Valuation Date)	244.79	Above the Index Starting Level and Trigger Level, Securities NOT Called
Payment at Maturity (per $10.00)		$10.00 × (1 – Index Return) on the Final Valuation Date $10.00 × (1 – 50.0%) $5.00

What are the tax consequences of the Securities?

You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” Subject to the limitations described therein, although the tax consequences of an investment in the Securities are uncertain, we believe the Securities should be treated as prepaid financial contracts for U.S. federal income tax purposes. Assuming this treatment is respected, your gain or loss on the sale, exchange or retirement of the Securities (including upon a call) should be long-term capital gain or loss if you have held the Securities for more than one year at the time of such sale, exchange or retirement. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you may refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

Neither we nor UBS Financial Services Inc. provides any advice on tax matters. You are urged to consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of investing in the Securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in a short position in the Index. Some of the risks that apply to the Securities are summarized below, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the accompanying product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

♦

You could lose some or all of your initial investment – The Securities differ from ordinary debt securities in that we will not pay you coupons on the Securities or a fixed amount at maturity. If the Securities are not called, your cash payment at maturity will be based on the Index Return and you may receive a negative return on your investment. If the level of the Index increases over the term of the Securities and the Index closes above the Trigger Level on one or more trading days during the Observation Period, your payment at maturity will equal your initial investment amount reduced by 1% for every 1% increase in the Index from the Index Starting Level to the Index Ending Level up to a loss of 100% of your initial investment.

♦

No assurances of negative-return environment – While the Securities are structured to provide potentially enhanced returns in a negative-return environment, we cannot assure you of the economic environment during the term or at maturity of your Securities.

♦

Appreciation potential is limited to the Return on Call Date – The appreciation potential of the Securities is limited to the pre-specified Return on Call Date, regardless of the performance of the Index. In addition, since the Securities could be called as early as the first Observation Date, the term of your investment could be short and your return on the Securities would be less than if the Securities were called at a later date. Following an early call, there is no guarantee that you would be able to reinvest the proceeds from your investment in the Securities at a comparable return for a similar level of risk. If the Securities are not called, you could lose up to 100% of your initial investment.

♦

No coupon payments, dividend payments or voting rights – As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

♦

Certain built-in costs are likely to adversely affect the value of the Securities prior to maturity – The original issue price of the Securities includes the agents’ commissions and the estimated cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates would be willing to purchase Securities from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price, and any such sale prior to the maturity date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

♦

Secondary trading may be limited – The Securities will not be listed on a securities exchange. There may be little or no secondary market for the Securities. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily or at a price advantageous to you, and you may suffer substantial loss. Deutsche Bank AG and its affiliates may act as market makers for the Securities but are not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the Securities. If at any time Deutsche Bank AG or its affiliates or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the Securities.

♦

Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

♦

We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities, and such research, opinions or recommendations could affect the level of the Index or the value of the Securities – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the applicable Index to which each issue of offered Securities is linked.

♦

Many economic and market factors will impact the value of the Securities – In addition to the level of the Index on any day, the value of the Securities will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement NN.

♦

Your investment is concentrated in one industry – All of the securities included in the Index are issued by companies whose primary lines of business are directly associated with the U.S. housing construction industry.

♦

Uncertain tax treatment – Significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS will accept, or a court will uphold, the tax consequences described in this pricing supplement or in the accompanying product supplement.

The PHLX Housing SectorSM Index

The PHLX Housing SectorSM Index is calculated, maintained and published by the Philadelphia Stock Exchange, Inc. (“PHLX”). As discussed more fully in underlying supplement no. 9 under the heading “The PHLX Housing SectorSM Index,” the Index is a modified capitalization-weighted index designed to measure the performance of twenty companies whose primary lines of business are directly associated with the United States housing construction market. The Index composition encompasses residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index was set to an initial value of 250 on January 2, 2002 and options on the Index commenced trading on July 17, 2002.

You can obtain the level of the Index at any time from the Bloomberg Financial Markets page “HGX <Index> <GO>“ or from the PHLX website at www.phlx.com.

The graph below illustrates the performance of the Index from July 3, 2002 to October 15, 2007. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The closing level of the Index on October 15, 2007 was 163.19.

The information on the PHLX Housing SectorSM Index provided in this pricing supplement should be read together with the discussion under the heading “The PHLX Housing SectorSM Index” in underlying supplement no. 9. Information contained in the PHLX website and Bloomberg Financial Markets page referenced above is not incorporated by reference herein.

Supplemental Underwriting Information

UBS Financial Services Inc. and its affiliates, and Deutsche Bank Securities Inc., acting as agents for Deutsche Bank AG, will receive discounts and commissions of $0.125 per $10.00 Security face amount. We have agreed that UBS Financial Services Inc. may sell all or part of the Securities that it purchases from us to its affiliates at the price to the public indicated on the cover of this pricing supplement minus a concession not to exceed the discounts and commissions indicated on the cover. See “Underwriting” in the accompanying product supplement.